Exhibit 99.1

Hitek Announces 1-for-3 Reverse Split

XIAMEN, China, May 26, 2026 /PRNewswire/ -- HiTek Global Inc. (Nasdaq: HKIT) (the “Company”), an information technology consulting and solutions provider, announced today that it will effect a reverse split (the “Reverse Split”) at a ratio of 1-for-3, to be effective on May 29, 2026. Beginning with the opening of trading on May 29, 2026, the Company’s Class A ordinary shares (“Class A Ordinary Shares”) will begin trading on the Nasdaq Capital Market on a split-adjusted basis under the same trading symbol, “HKIT,” and a new CUSIP number, G45139121.

On November 24, 2025, at the 2025 Annual General Meeting of Shareholders, the Company’s shareholders authorized the board of directors of the Company (the “Board”) to effect one or more reverse splits of the Company’s Class A Ordinary Shares at an aggregate cumulative ratio ranging from 1-for-40 to 1-for-5,000 within two years following the date of the meeting, with the Board having discretion to determine the specific ratio or ratios and the timing of any such reverse split(s). On April 6, 2026, the Company effectuated a reverse split at a ratio of 1-for-50. On May 4, 2026, the Board approved the Reverse Split.

Upon the Reverse Split becoming effective, every three issued and unissued Class A Ordinary Shares will be automatically combined into one Class A Ordinary Share. Following the Reverse Split, the par value of each Class A Ordinary Share will be changed from $0.005 to $0.015. No fractional shares will be issued in connection with the Reverse Split. Any fractional share resulting from the Reverse Split will be rounded up to the nearest whole share at the participant level. The Company’s total authorized share capital will remain unchanged at US$316,000 and will be reclassified into (i) 20,000,000 Class A Ordinary Shares, par value US$0.015 per share, (ii) 150,000,000 Class B ordinary shares, par value US$0.0001 per share, and (iii) 10,000,000 preference shares, par value US$0.0001 per share. Prior to the Reverse Split, there were 2,324,420 Class A Ordinary Shares and 8,192,000 Class B ordinary shares issued and outstanding; following the Reverse Split, the Company expects that there will be 774,807 Class A Ordinary Shares and 8,192,000 Class B Ordinary Shares issued and outstanding.

About Hitek Global Inc.

HiTek Global Inc., headquartered in Xiamen, China, is an information technology (“IT”) consulting and solutions service provider in China. The Company operates two lines of business: (1) services for small and medium-sized businesses, consisting of Anti-Counterfeiting Tax Control System (“ACTCS”) tax devices, ACTCS services, and IT services, and (2) services for large businesses, consisting of hardware sales and software sales. The Company’s vision is to become a one-stop destination for comprehensive IT consulting and other business consulting services in China. For more information, please visit the Company’s website at http://www.xmhitek.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

HiTek Global Inc.

Email: xiaty@xmhitek.com